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                         June 17, 2021

       Jatinder Bhogal
       Chief Executive Officer
       SolarWindow Technologies, Inc.
       430 Park Avenue, Suite 702
       New York, NY 10022

                                                        Re: SolarWindow
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 10, 2021
                                                            File No. 333-256983

       Dear Mr. Bhogal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at 202-551-3233 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Joseph Sierchio